Exhibit 99.1
ATTUNITY REPORTS SECOND QUARTER 2010 RESULTS

License revenues growth of 26% over Q2 2009

Total revenues growth of 18% over Q2 2009

Burlington, MA– August 11, 2010 – Attunity Ltd. (OTC Bulletin Board: ATTUF.OB), a leading provider of real-time data integration and event capture software, reported today its unaudited financial results for the second quarter ended June 30, 2010.

"I am pleased that we are continuing to demonstrate year-over-year growth in revenues and operating profit, while we strengthen the business relationships with our major partners” said Shimon Alon, Chairman and CEO of Attunity.

Second Quarter 2010 Highlights:

•	License revenues of $1.13 million in Q2 2010 compared to $0.89 million in Q2 2009.
•	Total Revenues of $2.54 million in Q2 2010 compared to $2.15 million in Q2 2009.
•	A Non-GAAP operating profit of $317,000 compared to $280,000 in Q2 2009.
•	Positive cash flow from operations.
•	Expansion of a strategic distribution agreement with one of the world’s largest software vendors.
•	Launch of Attunity PowerConnector for Oracle, to support Microsoft's newly introduced Business Intelligence (BI) product, the PowerPivot.
•	Launch of Attunity Change Data Capture (CDC) for HP's RMS environment.

Second Quarter 2010 Financial Results:

•	Revenues were $2,544,000, compared to $2,154,000 in the second quarter of 2009, an increase of 18%.

•
Net Operating Profit (Non GAAP) was $317,000, compared to a net operating profit of $280,000 in the second quarter of 2009. Non-GAAP operating profit excludes amortization and capitalization of software development costs (see footnote 1 at the end of this release) and equity-based compensation expenses (see footnote 2).

•	Net Operating Profit/Loss (GAAP) was $53,000 net operating profit, compared to a net operating loss of $168,000 in the second quarter of 2009.

•
Net Profit (Non-GAAP) was $120,000, compared to a net profit of $153,000 in the second quarter of 2009. Non-GAAP net profit excludes amortization and capitalization of software development costs (see footnote 1), equity-based compensation expenses (see footnote 2), and revaluation of conversion features related to our convertible debt and outstanding warrants, amortization of debt discount and deferred charges (see footnote 3).

•	Net Profit/Loss (GAAP) was $53,000 profit, compared to a net loss of $287,000 in the second quarter of 2009.

•	Net Profit per Diluted Share (Non-GAAP) was $0.00 compared to $0.01 in the second quarter of 2009.

•	Net Profit/Loss per Diluted Share (GAAP) was $0.00, compared to net loss per diluted share of $0.01 in the second quarter of 2009.

•	Cash and cash equivalents were approximately $1.5 million as of June 30, 2010, compared to approximately $1.6 million as of March 31, 2010.

See “Use of Non-GAAP Financial Information” below for more information regarding Attunity’s use of Non-GAAP financial measures.

Mr. Alon concluded: "We continue to focus on revenue growth, profitability and generation of cash from operations. We expect that the expansion of our strategic partnership with one of the world’s largest software companies and the introduction of new innovative products, such as the new Attunity Power-Connector for Oracle, and the extension of our CDC product line to support all HP platforms, will contribute and support us in meeting those objectives."

About Attunity

Attunity is a leading provider of real-time data integration and event capture software.

Our offering includes software solutions such as Attunity Stream®, a real-time change-data-capture (CDC) software, our Operational Data Replication (ODR) solution and Attunity Connect®, our real-time connectivity software.

Using Attunity’s software solutions, our customers enjoy dramatic business benefits by enabling real time access to information where and when needed, across the maze of heterogeneous systems making up today’s IT environment.

Attunity has supplied innovative software solutions to its enterprise-class customers for nearly 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of strategic and OEM agreements with partners such as Microsoft, Oracle, IBM, HP and SAP/Business Objects. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit http://www.attunity.com and join our community on Twitter, Facebook and LinkedIn.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Attunity uses Non-GAAP measures of net profit (loss), net operating profit (loss) and net profit (loss) per share, which are adjustments from results based on GAAP to exclude non-cash equity based compensation charges in accordance with ASC 718 (formerly known as SFAS 123(R)), non-cash capitalization and amortization of software development costs in accordance with ASC 985-20 (formerly known as SFAS 86) and non-cash financial expenses such as revaluation of  conversion features related to its convertible debt and outstanding warrants in accordance with ASC 815-40 (formerly known as EITF 07-5) (affected, among other factors, by changes in Attunity‘s share price). Attunity’s management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of Attunity's on-going core operations and prospects for the future. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss future growth of revenues or profitability, we are using a forward-looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; our liquidity challenges and the need to raise additional capital in the future; any unforeseen developmental or technological difficulties with regard to Attunity’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s; unknown factors affecting third parties with which Attunity has formed business alliances; timely availability and customer acceptance of Attunity’s new and existing products; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s Annual Report on Form 20-F for the year ended December 31, 2009, which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed or furnished to the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

# # #
© 2010 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.
For more information, please contact:
Dror Elkayam, VP Finance Attunity Ltd. Tel. +972 9-899-3000 dror.elkayam@attunity.com

ATTUNITY LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF June 30, 2010

U.S. DOLLARS IN THOUSANDS

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2010	2009

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	1,538	1,428
Restricted cash	204	208
Trade receivables and unbilled revenues (net of allowance for doubtful accounts of $15 at both June 30 , 2010 and December 31, 2009)	993	761
Other accounts receivable and prepaid expenses	225	145

Total current assets	2,960	2,542

LONG-TERM ASSETS:
Long-term prepaid expenses	72	86
Severance pay fund	1,142	1,098
Property and equipment, net	231	241
Software development costs, net	1,123	1,615
Goodwill	5,965	6,313

Total long-term assets	8,533	9,353

Total assets	11,493	11,895

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	June 30,	December 31,
	2010	2009

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Current maturities of long-term debt and short term loans	1,012	917
Current maturities of long-term convertible debt	1,000	333
Trade payables	189	204
Deferred revenues	2,443	1,991
Employees and payroll accruals	685	819
Accrued expenses and other liabilities	744	988

Total current liabilities	6,073	5,252

LONG-TERM LIABILITIES:
Long-term convertible debt	1,000	1,667
Long-term debt	596	1,083
Revaluation of Liabilities presented at fair value	458	303
Accrued severance pay	1,654	1,548

Total long-term liabilities	3,708	4,601

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.1 par value -	936	920
Authorized: 130,000,000 shares at June 30 , 2010 and December 31, 2009. Issued and outstanding: 32,179,054 shares at June 30, 2010 and 31,571,150 at December 31, 2009
Additional paid-in capital	102,264	102,095
Accumulated other comprehensive loss	(794)	(453)
Accumulated deficit	(100,695)	(100,520)

Total shareholders' equity	1,711	2,042

Total liabilities and shareholders' equity	11,492	11,895

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	6 months ended		3 months ended
	June 30,		June 30,
	2010	2009	2010	2009

Software licenses	2,540	1,813	1,129	893
Maintenance and services	2,761	2,555	1,415	1,261

	5,301	4,368	2,544	2,154
Operating expenses:
Cost of revenues	1,032	1,448	533	727
Research and development, net	1,148	912	550	390
Selling and marketing	2,038	1,759	965	839
General and administrative	866	836	443	365

Total operating expenses	5,084	4,955	2,491	2,321

Operating profit/ (loss)	218	(587)	53	(167)

Financial expenses, net	359	277	(26)	114
Other expense (income)	-	(10)	(0)
Profit (Loss) before income taxes	(141)	(854)	80	(281)
Taxes on income	34	26	26	4

Net profit/ (loss)	(175)	(880)	53	(285)

Basic and diluted net profit (loss) per share	$(0.01)	$(0.03)	$0.00	$(0.01)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands, except share data

			Additional	Accumulated Other		Total	Total
	Ordinary shares		paid-in	comprehensive	Accumulated	comprehensive	shareholders'
	Shares	Amount	Capital	loss	Deficit	loss	equity

Balance as of December 31, 2007	23,196,236	720	103,924	(431)	(98,155)		6,058

Stock-based compensation	-	-	355	-			355
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	(24)		(24)	(24)
Net loss	-	-	-	-	(3,857)	(3,857)	(3,857)

Total comprehensive loss						(3,881)	2,532

Balance as of December 31, 2008	23,196,236	720	104,279	(455)	(102,012)		2,532

Stock-based compensation	-		196				196
Other comprehensive loss:			(3,117)		2,795		(322)
Foreign currency translation adjustments	-	-		2			2
conversion of short term loan	3,276,396	79	314				393
issuance of shares (rights offering)	4,982,358	119	410				529
Exercise of warrants	116,160	2	12				14
Net loss	-	-			(1,303)	(1,303)	(1,303)
Total comprehensive loss

Balance as of December 31, 2009	31,571,150	920	102,095	(453)	(100,520)	(1,303)	2,041

Stock-based compensation			113				113
Foreign currency translation adjustments				(341)			(341)
Exercise of warrants	609,366	16	56				73
Net loss					(175)		(175)

Balance as of June 30, 2010 (unaudited)	32,180,516	936	102,264	(794)	(100,695)		1,711

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	6 months ended	6 months ended	Year Ended
	June 30,	June 30,	December 31,
	2010	2009	2009

Cash flows from operating activities:
Net profit /( loss) from continued operations	(175)	(880)	(1,303)
Adjustments required to reconcile net loss to net cash provided by (used in) operating activities:
Decrease (increase) in restricted cash	4	6	(2)
Depreciation	53	95	149
Stock based compensation	113	98	196
Amortization of deferred expenses		26	25
Amortization of debt discount		126	126
Amortization of software development costs	602	1,138	2,348
Increase (decrease) in accrued severance pay, net	62	(17)	25
Decrease (increase) in trade receivables	(235)	(441)	(255)
Decrease ( increase) in other accounts receivable and prepaid expenses	(80)	(6)	79
Decrease / (Increase) in long-term prepaid expenses	14	12	20
Increase (decrease) in trade payables	(14)	(105)	(186)
Increase (decrease) in deferred revenues	464	362	(327)
Increase (decrease) in employees and payroll accruals	(133)	(333)	(265)
increase / (decrease) in accrued expenses and other liabilities	(239)	18	(77)
Increase (decrease) in Long term liabilities	(0)	(21)	(20)
Increase (decrease) in revaluation of Liabilities presented at fair value	154	19	254

Net cash provided by (used in) operating activities from continued operations (reconciled from continuing operations)	591	97	787

Net cash provided by operating activities from discontinued operations (reconciled from discontinued operations)

Net cash provided (used) by operating activitise	591	97	787

Cash flows from investing activities:
Restricted cash, net	-
Purchase of property and equipment	(43)	(6)	(19)
Capitalization of software development costs	(110)	(285)	(378)

Net cash used in investing activities	(153)	(291)	(397)

Cash flows from financing activities:
Proceeds from exercise of employee stock options	1	-	-
Receipt of long term loan	25	540
Issuance of shares	72
Receipt of Short term debt, net - convert to Capital	-		543
Repayment of long-term debt	(417)	(8)	(10)

Net cash provided by (used in) financing activities	(319)	532	533

Foreign currency translation adjustments on cash and cash equivalents	(11)	15	25

Increase (decrease) in cash and cash equivalents	109	353	948
Cash and cash equivalents at the beginning of the period	1,428	480	480

Cash and cash equivalents at the end of the period	1,537	833	1,428

Supplemental disclosure of cash flow activities:
Cash paid during the period for:
Interest	355	65	153

RECONCILIATION OF SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION
U.S. dollars in thousands, except per share data

	6 months ended		3 months ended
	June 30,		June 30,
	2010	2009	2010	2009

GAAP operating profit /(loss)	218	(587)	53	(167)
Stock based compensation (1)	113	97	60	41
Amortization and capitalization of Software development costs (2)	492	852	204	407

Non-GAAP operating profit (loss)	823	362	317	281

GAAP net profit (loss)	(175)	(880)	53	(287)
Stock based compensation (1)	113	97	60	41
Amortization and capitalization of Software development costs (2)	492	852	204	407
Financial expenses (3)	154	171	(197)	(8)

Non-GAAP net profit (loss)	584	240	120	153

GAAP basic and diluted net profit (loss) per share	(0.01)	(0.03)	0.00	(0.01)
Stock based compensation (1)	0.00	0.00	0.00	0.00
Amortization and capitalization of Software development costs (2)	0.02	0.03	0.01	0.01
Financial expenses (3)	0.00	0.01	(0.01)	(0.00)

Non-GAAP basic and diluted net profit (loss) per share	0.02	0.01	0.00	0.01

(1) Equity-based compensation expenses resulting under ASC 718 (formerly known as SFAS 123):
Equity-based compensation expense included in "Research and development"	25	12	14	1
Equity-based compensation expense included in "Selling and marketing"	43	50	23	23
Equity-based compensation expense included in "General and administrative"	45	35	23	17

	113	97	60	41

Equity based compensation expenses” refer to the amortized fair value of all equity based awards granted to employees.

(2) Amortization and capitalization of software development costs resulting under ASC 985-20 (formerly known as SFAS 86):
Amortization	602	1,137	302	566
Capitalization	(110)	(285)	(98)	(159)

	492	852	204	407
(3) Financial expenses:
Amortization of debt discount	-	126		26
Revaluation of warrants and conversion features of long term debt	154	19	(197)	(47)
Amortization of deferred charges	-	26		13
	154	171	(197)	(8)